UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: September 30, 2022
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ___________________________________________________________________________________________________

PART I-REGISTRANT INFORMATION

Hyzon Motors Inc.
Full Name of Registrant

N/A
Former Name if Applicable

475 Quaker Meeting House Road
Address of Principal Executive Office (Street and Number)

Honeoye Falls, NY, 14472
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Hyzon Motors Inc. (the “Company”) is unable, without unreasonable effort or expense, to file its Quarterly Report on Form 10-Q for the quarter ended September 30, 2022 within the prescribed time period due to the reasons described below. The Company will not be able to file by the extended filing date pursuant to Rule 12b-25.

The Company’s Board of Directors (the “Board”) appointed a committee of independent board members to investigate, with the assistance of independent outside counsel and other advisors, certain issues that were brought to the attention of the Board by Company management. These issues include revenue recognition timing, presentation, internal controls and procedures, primarily pertaining to its China operations. As of the date of this filing, the investigation is ongoing.

Forward-Looking Statements

This Notification of Late Filing on Form 12b-25 (this “Notification”) contains forward-looking statements within the meaning of the Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). These statements include, without limitation, statements regarding the financial position, business strategy, plans and objectives of management for future operations, and any statements that refer to characterizations of future events or circumstances, including any underlying circumstances. These statements constitute projections, forecasts and forward-looking statements, and are not guarantees of performance. Such statements can be identified by the fact that they do not relate strictly to historical or current facts. When used in this report, the words “could,” “should”, “will,” “may,” “anticipate,” “believe,” “expect,” “estimate,” “intend,” “plan,” “project,” the negative of such terms, and other similar expressions are intended to identify forward looking statements, although not all forward-looking statements contain such identifying words. Such forward-looking statements are based on management’s current expectations and assumptions about future events and are based on currently available information as to the outcome and timing of future events.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Samuel Chong	(800)	723-0356
	(Name)	(Area code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s). Yes ☐ No ☒

Form 10-Q for the period ended June 30, 2022.

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
The Company anticipates significant changes to the results of operations for the three and nine months ended September 30, 2022, as compared to the corresponding periods ended September 30, 2021. The final dollar impact to the results of operations are not yet determinable, due to the Company’s ongoing internal investigation. The Company intends to work diligently upon the conclusion of the investigation to correct current and previously reported financial results, as necessary.

The Company anticipates (i) a lower operating loss for the three months ended September 30, 2022, as compared to the three months ended September 30, 2021, primarily due to a decrease in selling, general, and administrative expenses and (ii) a greater operating loss for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021, primarily due to increases in cost of revenue, research and development, and selling, general, and administrative expenses.

	The Company anticipates (i) a net loss for the three months ended September 30, 2022, compared to net income for the three months ended September 30, 2021, primarily due to lower non-cash gains from the changes in fair value of private placement warrant liability and earnout liability and (ii) lower net income for the nine months ended September 30, 2022, as compared to the nine months ended September 30, 2021, primarily due to an increase in operating expenses partially offset by non-cash gains from the changes in fair value of private placement warrant liability, earnout liability, and equity securities.

	Hyzon Motors Inc.
	(Name of Registrant as Specified in Charter)
	has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 15, 2022	By:	/s/ Samuel Chong
		Name:	Samuel Chong
		Title:	Chief Financial Officer